EXHIBIT 99.1

Portage Biotech Announces Results for Fiscal Year Ended March 31, 2021

-  Transformative year included multiple corporate, clinical, and financial milestones, positioning Portage to accelerate development of first-in-class immuno-oncology assets
-  Additional clinical milestones and company progress anticipated throughout 2H 2021 and 2022

WESTPORT, Conn., July 28, 2021 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG) (“Portage” or the “Company”) a clinical-stage immuno-oncology company focused on the development of therapies and treatments targeting cancer treatment resistance, today announced financial results for the fiscal year ended March 31, 2021.

“Over the past year, we’ve transformed Portage, positioning the Company to capitalize on our promising portfolio of immuno-oncology platforms and assets as well as leverage our innovative drug development engine,” said Dr. Ian Walters, chief executive officer of Portage Biotech. “Throughout this transformation, we’ve maintained efficiency in our capital expenditures and operations to maximize value for shareholders thanks to the support of our lean, experienced team. Our efficiency coupled with our recent financing provides us with sufficient cash runway to complete Phase 1 and Phase 2 clinical trials for our lead invariant natural killer T cell (iNKT) agonists and is our first with formal biotech institutional support. We believe iNKTs have the potential to re-sensitize PD-1 tumors and could significantly expand the PD-1 market opportunity. With sufficient resources now in place, we are poised to advance our iNKT agonists and other assets through multiple data milestones and other value-driving catalysts in the coming year.”

Financial & Business Highlights from FY 2021 (April 2020 – March 2021) and Recent Weeks

  Increased financial resources with over $29 million raised since fiscal year end:
    Successful public offering of 1,150,000 ordinary shares with gross proceeds of $26.5 million, securing a 2-year cash runway sufficient to advance programs and enable achievement of numerous milestones.
    Generation of an additional $2.6 million through the sale of approximately 91,000 shares via the Company’s At-the-Market offering as of June 7, 2021.
  Improved stock liquidity:
    Listing of common shares on the NASDAQ exchange and subsequent voluntary delisting from the Canadian Securities Exchange.
    Inclusion in the Russell® 2000 Index, bringing added visibility to the Company’s robust immuno-oncology pipeline.
  Immuno-oncology focused: Divestiture of three legacy businesses (Portage Pharmaceuticals Limited, including subsidiaries Portage Glasgow Ltd. and EyGen Ltd) to Juvenescence Ltd. Through this divestiture, Portage may be entitled to share in revenues upon the achievement of certain milestones based on specified development criteria and may be eligible to receive potential royalties on net sales of products developed utilizing legacy intellectual property.

Clinical Highlights from FY 2021 (April 2020 – March 2021) and Recent Weeks

  Acceleration of development programs from the Company’s first-in-class immuno-oncology asset portfolio, including milestones related to lead iNKT agonists PORT-2 and PORT-3 and intratumoral amphiphilic therapy PORT-1. Key milestones included:
    Initiation of the PRECIOUS-01 Study of PORT-3 for the treatment of NY-ESO-1 positive solid tumors, the first in a comprehensive clinical development plan to evaluate the Company’s iNKT agonists (PORT-2 and PORT-3) to improve outcomes in a variety of solid tumors.
    Initiation of the INVINCIBLE Trial, a Phase 2 early-stage breast cancer study of INT230-6 (PORT-1) conducted by Intensity Therapeutics.
    Presentation of interim data at the American Society of Clinical Oncology (ASCO) conference from the IT-01 Phase 2 trial conducted by Intensity Therapeutics demonstrating strong safety and survival data for INT230-6 (PORT-1) as both a monotherapy and in combination with pembrolizumab or ipilimumab in solid tumors.

Financial Results FY 2021 (April 2020 – March 2021)

The Company generated a net loss of $17.2 million in fiscal year 2021, compared to a net loss of $7.2 million in fiscal year 2020, an increase in net loss of $10.0 million year over year. Operating expenses, which include research and development and general and administrative expenses, were $12.4 million in fiscal year 2021, compared to $6.0 million in fiscal year 2020, an increase of $6.4 million. Operating expenses included $8.8 million of non-cash stock-based compensation expense in fiscal year 2021, compared to $2.1 million in fiscal year 2020.

Research and development ("R&D") costs increased by $3.2 million, or approximately 78%, from $4.1 million in fiscal year 2020, to $7.3 million in fiscal year 2021. The increase was attributable to non-cash stock-based compensation expense associated with grants made under the 2021 Equity Incentive Plan of $5.1 million, partially offset by a decrease in iOx related stock-based compensation expense of $0.8 million. Finally, fiscal 2021 development was slowed by the impact of the pandemic.

General and administrative ("G&A") expenses increased by $3.2 million, from $1.9 million in fiscal year 2020, to $5.1 million in fiscal year 2021. The principal reason for the increase was the $2.8 million of non-cash stock-based compensation expense associated with the Company’s 2021 Equity Incentive Plan in fiscal 2021. Additionally, the Company incurred approximately $0.2 million relating to initiatives associated with a corporate restructuring and business development.

Other items of income and expense were substantially non-operating in nature and were $2.5 million net expense in fiscal year 2021, compared to $0.5 million net expense in fiscal year 2020. $2.0 million of the net expense in fiscal year 2021 was non-cash. Other items of income and expense included:

  A loss on equity issued at a discount of $1.3 million in fiscal year 2021, representing the difference between the market price and the contractual exercise price, relating to the settlement of the SalvaRx Notes and warrants;
  A loss from our equity investment in Stimunity of $0.5 million, compared to a small gain in fiscal year 2020;
  A loss of $0.8 million representing the change in the fair value of the warrants issued with respect to the SalvaRx settlement;
  A non-cash gain relating to the settlement of related liabilities on the disposition of PPL of $0.4 million, of which $0.2 million was recorded in operations in fiscal year 2021; and
  Interest expense of $0.2 million is fiscal year 2021, compared to $0.6 million in fiscal year 2020 due to the settlement of the SalvaRx Notes. The Company also recorded a loss of $0.2 million on the early extinguishment of the SalvaRx Notes in fiscal year 2021.

Additionally, the Company reflected net deferred income tax provisions of $2.3 million and $0.7 million in the fiscal years 2021 and 2020, respectively.

As of June 30, 2021, the Company had approximately $28.6 million of cash on hand.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. The Company’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of the most promising clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of five diverse platforms, leveraging delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these five platforms, Portage has 10 products currently in development with multiple clinical readouts expected over the next 12-24 months. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations
Chuck Padala
chuck@lifesciadvisors.com

Media Relations
Kate Caruso-Sharpe
kcaruso-sharpe@lifescicomms.com

-tables to follow-

PORTAGE BIOTECH INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(U.S. Dollars in thousands, except per share amounts)

	Years Ended March 31,
	2021	2020	2019
Expenses
Research and development	$7,312	$4,108	$1,907
General and administrative expenses	5,128	1,870	857
Loss from operations	(12,440)	(5,978)	(2,764)
Gain on sale of marketable equity securities	72	–	–
Foreign exchange transaction gain (loss)	–	6	(691)
Change in fair value of warrant liability	(790)	24	–
(Loss) on equity issued at a discount	(1,256)	–	–
Loss on extinguishment of notes payable	(223)	(33)	–
Share of (loss) income in associate accounted for using equity method	(490)	18	(162)
Gain on disposition of subsidiaries	412	–	–
Interest income	–	11	111
Interest expense	(177)	(557)	(88)
Loss before provision for income taxes	(14,892)	(6,509)	(3,594)
Income tax (expense)	(2,297)	(740)	–
Net (loss)	(17,189)	(7,249)	(3,594)
Other comprehensive income (loss)
Net unrealized gain on investments	–	876	50
Total comprehensive (loss) for year	$(17,189)	$(6,373)	$(3,544)

Net (loss) attributable to:
Owners of the Company	$(15,833)	$(5,333)	$(2,635)
Non-controlling interest	(1,356)	(1,916)	(959)
	$(17,189)	$(7,249)	$(3,594)
Comprehensive (loss) attributable to:
Owners of the Company	$(15,833)	$(4,457)	$(2,585)
Non-controlling interest	(1,356)	(1,916)	(959)
	$(17,189)	$(6,373)	$(3,544)

(Loss) per share
Basic and diluted	$(1.35)	$(0.49)	$(0.55)

Weighted average shares outstanding
Basic and diluted	11,733	10,952	4,820

PORTAGE BIOTECH INC.
Consolidated Statements of Financial Position
(U.S. Dollars in thousands)

	March 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$2,770	$3,152
Prepaid expenses and other receivables	2,176	574
Investments in marketable equity securities	–	68
	4,946	3,794
Long-term assets
Long-term portion of other receivables	22	34
Investment in associates	1,735	1,225
Investment in private companies	7,409	7,409
Goodwill	43,324	43,324
In-process research and development	117,388	117,388
Other assets	36	–
Total assets	$174,860	$173,174

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$1,938	$1,268
Warrant liabilities	1,120	–
Unsecured notes payable	150	300
Advance from related party	–	1,000
	3,208	2,568
Non-current liabilities
Unsecured notes payable	–	3,361
Deferred tax	24,050	21,604
	24,050	24,965
Total liabilities	27,258	27,533
Shareholders’ Equity
Capital stock	130,649	117,817
Stock option reserve	7,977	58
Accumulated other comprehensive income	958	958
Accumulated deficit	(38,135)	(22,302)
Total equity attributed to owners of the Company	101,449	96,531
Non-controlling interest	46,153	49,110
Total equity	147,602	145,641
Total liabilities and equity	$174,860	$173,174
Commitments and Contingent Liabilities (Note 20)